

Mail Stop 3720

March 31, 2008

Patrick T. Doyle
Senior Vice President and Chief Financial Officer
The DIRECTV Group, Inc.
2230 East Imperial Highway
El Segundo, CA 90245

> **Re:** **The DIRECTV Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 25, 2008**
> **File No. 1-31945**

Dear Mr. Doyle:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director